UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
April 25, 2007
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release: Kleinfeld no longer available for contract extension
Press Release: Change at the helm of the Supervisory Board of Siemens
SIGNATURES

Press Presse Prensa
For the business and financial press
Munich, April 25, 2007

Kleinfeld no longer available for contract extension
The President and Chief Executive Officer of Siemens AG, Dr. Klaus Kleinfeld, informed the Supervisory Board at its meeting today that he is no longer available for a renewed contract effective October 1, 2007. He based his decision on the current discussions about postponing his contract extension once again. “In times like these, the company needs clarity about its leadership. I have therefore decided not to make myself available for an extension of my contract,” said Kleinfeld.
Siemens can show major business successes today, yet at the same time is in the midst of an intensive investigation of corruption. Especially in times of such challenges, employees, customers, and the capital markets expect clear leadership more than ever. “The company must have complete freedom of action,” stressed Kleinfeld.
Dr. Gerhard Cromme thanked Kleinfeld in the name of the Supervisory Board and the entire company for his decisive and successful leadership of Siemens over the past two years. “Siemens is in better condition than ever before. Under the management of Dr. Kleinfeld, the company was given a strategic reorientation that will ensure sustained success,” said Cromme. “This strategy should be continued in the future. The Supervisory Board is grateful to Dr. Kleinfeld that he will remain available to serve until September 30, 2007.”
At the same time, Cromme noted Kleinfeld’s rigorous efforts in the recent steps to deal with the cases of corruption. In particular, thanks to Kleinfeld’s initiative and decisiveness, Siemens is in a position to deal with past wrongdoing without compromise
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and to be a benchmark in transparency and compliance. To this end, Kleinfeld and the Managing Board established an effective project structure in which a team of excellent experts is driving the investigation with a clear strategy. Cromme also emphasized that the independent investigations to date by the law firm Debevoise & Plimpton have found no indications of personal misconduct or that Kleinfeld had any knowledge of events related to the affairs.
Siemens AG (Berlin and Munich) is a global powerhouse in electrical engineering and electronics.
The company has around 475,000 employees (incl. discontinued operations) working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of services for individual requirements. Siemens provides innovative technologies and comprehensive know-how to benefit customers in over 190 countries. Founded more than 155 years ago, the company focuses on the areas of Information and Communications, Automation and Control, Power, Transportation, Medical, and Lighting. In fiscal 2006 (ended September 30), Siemens had sales of €87.3 billion and net income of €3.033 billion, according to U.S. GAAP. Further information is available on the Internet at: www.siemens.com.
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Press Presse Prensa
For the business and financial press
Munich, April 25, 2007

Change at the helm of the Supervisory Board of Siemens — Gerhard Cromme succeeds Heinrich v. Pierer as Supervisory Board Chairman
At its meeting today, the Supervisory Board of Siemens AG unanimously elected Dr. Gerhard Cromme to succeed Dr. Heinrich v. Pierer as Chairman of the Supervisory Board, effective immediately. Pierer vacated his position at the beginning of the Supervisory Board meeting. Cromme will chair the body for the remainder of the current term of office, which expires at the Annual Shareholders’ Meeting of Siemens AG on January 24, 2008.
Cromme has been a member of Siemens’ Supervisory Board since 2003 and Chairman of the Audit Committee since 2005. A new election of all shareholder representatives on the Supervisory Board is on the agenda of the next Annual Shareholders’ Meeting, since the standard five-year term of office ends on that date. Prof. Michael Mirow, who was responsible for strategy development at Siemens headquarters until 2002, will take Pierer’s place on the Board.
Pierer’s decision paved the way for a personnel change. He had been a member of the Supervisory Board and its Chairman since January 28, 2005. The Supervisory Board expressly thanked Pierer for his excellent work on behalf of Siemens over numerous decades and his outstanding contributions to the company.
Pierer began his career at Siemens in 1969, when he joined the legal office of the corporate finance department. In 1977, he transferred to the company’s subsidiary Kraftwerk Union AG (KWU), where he held key management positions in connection with projects in Germany and abroad. In 1988, Pierer was appointed head of business administration and member of the Power Generation Group (KWU) Executive Management. The following year, he was named President of the Group and appointed
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Siemens AG	Reference number: AXX200704.74 e
Corporate Communications	Peik v. Bestenbostel
Media Relations	80312 Munich
80312 Munich	Tel.: +49 89 636-36320; Fax: -30085
E-Mail: peik.bestenbostel@siemens.com

member of the Managing Board of Siemens AG. In 1990, Pierer was elected to the Siemens Corporate Executive Committee, and in 1991 he was appointed Deputy Chairman of the Managing Board. From October 1, 1992 until the conclusion of the Annual Shareholders’ Meeting on January 27, 2005, Pierer was President and Chief Executive Officer of Siemens AG.
Dr. Gerhard Cromme was employed by the French group Compagnie de Saint-Gobain in France and Germany for the first fifteen years of his career. In 1986, Cromme moved to the Krupp Group, where he held several offices both at Krupp and ThyssenKrupp, most recently Chairman of the Executive Board. Since 2001, Cromme has been Chairman of the Supervisory Board of ThyssenKrupp AG while also serving as chairman and member of a number of other supervisory boards and advisory bodies. In addition, he is Chairman of the Government Commission on the German Corporate Governance Code.
Siemens AG (Berlin and Munich) is a global powerhouse in electrical engineering and electronics. The company has around 475,000 employees (incl. discontinued operations) working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of services for individual requirements. Siemens provides innovative technologies and comprehensive know-how to benefit customers in over 190 countries. Founded more than 155 years ago, the company focuses on the areas of Information and Communications, Automation and Control, Power, Transportation, Medical, and Lighting. In fiscal 2006 (ended September 30), Siemens had sales of €87.3 billion and net income of €3.033 billion, according to U.S. GAAP. Further information is available on the Internet at: www.siemens.com.
Disclaimer
This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words as “expects”, ”looks forward to”, “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens worldwide to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from: changes in general economic and business conditions (including margin developments in major business areas); the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; changes in currency exchange rates and interest rates; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens worldwide; changes in business strategy; the outcome of pending investigations and legal proceedings; our analysis of the potential impact of such matters on our financial statements; as well as various other factors. More detailed information about our risk factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.
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Siemens AG	Reference number: AXX200704.74 e
Corporate Communications	Peik v. Bestenbostel
Media Relations	80312 Munich
80312 Munich	Tel.: +49 89 636-36320; Fax: -30085
E-Mail: peik.bestenbostel@siemens.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: April 25, 2007	/s/ Dr. Ralf P. Thomas
	Name:	Dr. Ralf P. Thomas
	Title:	Corporate Vice President and Controller

/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President Financial Reporting and Controlling